As filed with the Securities and Exchange Commission on June 27, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Permal Hedge Strategies Fund II

(Name of Subject Company (issuer))

Permal Hedge Strategies Fund II

(Name of Filing Person (offeror))

Shares of beneficial interest $0.00001 Par Value Per Share

(Title of Class of Securities)

714184108 (Broker Shares)

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

PERMAL HEDGE STRATEGIES FUND I

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Permal Hedge Strategies Fund II (the “Fund”) relating to an offer to purchase (the “Offer”) up to $3,755,222 of shares of beneficial interest, par value $0.00001 per share (“Broker Shares” or “Shares”) in the Fund pursuant to tenders by shareholders of the Fund at their estimated net asset value as of March 31, 2014 and originally filed with the Securities and Exchange Commission on December 23, 2013, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Offer terminated at 11:59 P.M., Eastern Standard Time, on January 24, 2014. Pursuant to the Offer, $0 of Shares were tendered and accepted by the Fund at a net asset value per Share of $10.53, as determined as of March 31, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMAL HEDGE STRATEGIES FUND I

By:	/s/ Kenneth D. Fuller
Name:	Kenneth D. Fuller
Title:	Chairman, President and Chief Executive Officer

Dated: June 27, 2014

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